UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form S-8

REGISTRATION STATEMENT

Under

The Securities Act of 1933

DELMAR BANCORP

(Exact Name of Registrant as Specified in its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	52-1559535 (IRS Employer I.D. Number)

2245 Northwood Drive, Salisbury, Maryland	21801
(Address of Principal Executive Offices)	(Zip Code)

LIBERTY BELL BANK 2004 INCENTIVE STOCK OPTION PLAN

LIBERTY BELL BANK 2004 NON-QUALIFIED STOCK OPTION PLAN

(Full Title of Plan)

Lloyd B. Harrison

Chief Executive Officer]

Delmar Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

(410) 548-1100

(Name, Address, and Telephone Number of Agent for Service)

Copies to:

Noel M. Gruber Buckley LLP 2001 M Street, Suite 500 Washington, DC 20036 (202) 349-8043	Mark W. Jones Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1294

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☒
Emerging Growth Company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.01 par value	8,709	N/A	$36,056	$4.68

(1) This Registration Statement on Form S-8 covers shares of common stock $0.01 par value of Delmar Bancorp. issuable pursuant to the Liberty Bell Bank 2004 Incentive Stock Option Plan and the Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (collectively, the “Plans”), assumed in connection with the merger of Liberty Bell Bank into  Delmar Bancorp’s wholly owned subsidiary bank, and any additional shares of common stock that become issuable under the Plans by reason of any stock dividend, stock split, or other similar transaction, in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Act”).

(2) Based upon the aggregate exercise price of options outstanding under the Plans in accordance with Rule 457(h)(1) under the Securities Act.

PART I

The information specified in Part I of Form S-8 is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act, and the introductory note to Part I of the Form S-8 instructions.  The documents containing the information specified in Part I will be delivered to the participants in the Plan as required by Rule 428(b).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  Incorporation of Certain Documents by Reference.

The following documents filed with Securities and Exchange Commission (the “Commission”) by Delmar Bancorp (“Delmar”) are hereby incorporated by reference herein:

(1)                                 Delmar’s final prospectus dated July 5, 2019, filed with the Commission on July 8, 2019 pursuant to Rule 424(b)(3), relating to Delmar’s acquisition of Virginia Partners Bank;

(2)                                 Delmar’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2019 and September 30, 2019;

(3)                                 Delmar’s Current Reports on Form 8-K filed on August 1, 2019, August 30, 2019, September 18, 2019, November 7, 2019; November 18, 2019, December 19, 2019, December 20, 2019 and February 21, 2020, and Delmar’s Current Report on Form 8-K/A filed on January 28, 2020; and

(4)                                 All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act by Delmar since the end of the year covered in its final prospectus referred to in (1) above.

All documents filed by Delmar pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof, and prior to the filing of a post-effective amendment hereto which indicates that all securities offered hereby shall have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

ITEM 4.  Description of Securities

Under its articles of incorporation, Delmar is authorized to issue 40,000,000 shares of capital stock, par value of $0.01 per share, all of which are initially classified as common stock. As of February 28, 2020, there were approximately 17,790,181 shares of Delmar common stock issued and outstanding and no shares of Delmar preferred stock issued or outstanding. Additionally 8,709 shares of Delmar common stock were reserved for issuance pursuant to the exercise of options outstanding under the Plans; 2,857 shares of Delmar common stock are reserved for issuance under a warrant issued to a former director and officer of Liberty Bell Bank, 3,000 shares of common stock are reserved for issuance pursuant to awards of restricted stock, and approximately 233,104 shares of Delmar common stock were reserved for issuance pursuant to the exercise of options issued under the Virginia Partners Bank 2008 Incentive Stock Plan and the Virginia Partners Bank 2015 Incentive Stock Plan.

Description of Delmar’s Common Stock

Dividends.  Generally speaking, if declared by the board of directors at any meeting thereof, Delmar may pay dividends on its shares in cash, property, or in shares of the capital stock of Delmar, unless such dividend is contrary to statute or to a restriction contained in Delmar’s articles of incorporation.

Delmar’s ability to pay dividends is limited by Federal and state law and regulation. Delaware law places limits on the amount of dividends that Delmar’s wholly owned subsidiary, The Bank of Delmarva (“Delmarva”) may pay without prior approval. Under Delaware law, dividends may only be paid out of net profits. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Board of Governors of the Federal Reserve System (the “Federal Reserve”) has the

same authority over bank holding companies. At September 30, 2019, Delmarva could pay dividends to Delmar to the extent of its earnings so long as it maintained required capital ratios. Under Maryland law, Delmar may only pay dividends or make other distributions out of the net earnings of the company during the current fiscal year, the preceding fiscal year of the sum of the net earnings for the preceding 8 quarters; and may not make a dividend or distribution if it would be unable to pay its debts as they come due, or its assets would be less than the sum of its liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of any class of shares senior to the common stock.

The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that Delmar may pay in the future.

The Federal Reserve has a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, Delmarva may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. Delmarva currently is not in default under any of its obligations to the FDIC. Refer to above discussion on conditions precedent to resuming the payment of the cash common stock dividend.

Restrictions on Ownership.  The Bank Holding Company Act of 1956, as amended, or BHC Act, generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Delmar. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Under the BHC Act, any existing bank holding company would require the prior approval of the Federal Reserve, before acquiring 5% or more of the voting stock of Delmar. In addition, the Change in Bank Control Act of 1978, as amended, or CBC Act, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as Delmar, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Transfer Agent.  The Transfer Agent for the common stock is Computershare Shareholder Services.

Voting Rights.  Each outstanding share of common stock, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders, generally speaking. All matters shall be decided by a majority of the votes cast at a meeting at which a quorum is present, generally speaking. In all elections for directors, each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Shareholders are not entitled to cumulative votes in the election of directors.

Pre-Emptive Rights.  Holders of Delmar stock do not have any preemptive right to subscribe for or purchase any stock or any other securities of Delmar other than such, if any, as the board of directors in its sole discretion, may determine and at such price or prices and upon such other terms as the board of directors, in its sole discretion, may fix; and any stock or other securities which the board of directors may determine to offer for subscription may, as the board of directors in its sole discretion shall determine, be offered to the holders of any class, series or type of stock or other securities at the time outstanding to the exclusion of the holders of any or all other classes, series or types of stock or other securities at the time outstanding.

Liquidation Rights.  In the event of liquidation, dissolution or winding up of Delmar, whether voluntary or involuntary, the holders of the common stock shall be entitled, after payment or provision for payment of the debts and other liabilities of Delmar and the amount to which the holders of any class of stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of Delmar shall be entitled, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of Delmar, to share ratably in the remaining net assets of Delmar.

Preferred Stock.  Delmar’s board of directors may, from time to time, by action of a majority, classify or reclassify unissued shares of stock by changing the preferences, conversion or other rights, voting powers, restrictions or limitations as to distributions and dividends, qualifications or terms and conditions of redemption, including as shares of preferred stock.

The ability to classify or reclassify shares of stock as preferred stock enables Delmar to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives Delmar flexibility in that it would allow it to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

The ability to classify or reclassify shares of stock as preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

Selected Provisions of Delmar’s Articles of Incorporation and Maryland Law

Consideration of Business Combinations.  Delmar’s articles of incorporation provide that in connection with the exercise of its business judgment involving any actual or proposed transaction which may involve a change in control of Delmar, in determining what is in the best interests of Delmar and when making recommendations to the shareholders, it shall give due consideration to all relevant factors, including but not limited to: the economic effect, both immediately and in the long term, upon the shareholders; the social and economic effect on the employees, depositors and customers of, and of others dealing with, the company and its subsidiaries and the communities in which they operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of the company, whether a more favorable price could be obtained for Delmar’s stock or securities in the future; the reputation and business practices of the offeror and its management and affiliates; the future value of Delmar’s stock; and any antitrust or other legal or regulatory issues. If the board of directors determines that any actual or proposed transaction should be rejected, it may take any action to defeat such transaction, including but not limited to: advising shareholders not to accept the proposal; instituting litigation; filing complaints with governmental and regulatory authorities; acquiring shares of Delmar’s stock; selling or otherwise issuing authorized but unissued stock or other securities or granting options with respect thereto; acquiring another company to create antitrust or other regulatory issues for the proposed acquirer; or obtaining a more favorable offer from another party.

Amendment of the Articles of Incorporation.  In general, Delmar’s articles of incorporation may be amended upon the vote of a majority of the outstanding shares of capital stock entitled to vote, except that any amendment changing the size or classified structure of the board of directors shall require the vote of 80% of the votes entitled to be cast.

Restrictions on Business Combinations with Interested Shareholders.  Section 3-602 of the Maryland General Corporation Law (“MGCL”), as in effect on the date hereof, imposes conditions and restrictions on certain “business combinations” (including, among other transactions, a share exchange, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation’s stock (an “interested shareholder”). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation’s board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation’s outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. Our Articles of Incorporation and bylaws do not include any provisions imposing any special approval requirements for a transaction with a major shareholder, and they do not opt out from the operation of Section 3-602.

Control Share Acquisition Statute.  Under the MGCL’s control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 331/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a share exchange agreement with the corporation or the corporation’s charter or bylaws permit the acquisition of such shares prior to the acquiring person’s acquisition thereof. Unless a corporation’s charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at “fair value” if the voting rights are not approved or if the acquiring person does not deliver a “control share acquisition statement” to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder’s meeting to consider authorizing voting rights for control shares subject to meeting disclosure obligations and payment of costs set out in the statute. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. Delmar’s articles of incorporation and bylaws do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.

Evaluation of Transactions.  Delmar’s articles of incorporation provide that the board of directors shall, in connection with the exercise of its business judgment involving any actual or prosed transaction which would or may involve a change in control of the Delmar (whether by purchases of shares of stock or any other securities of the Delmar in the open market, or otherwise, tender offer, share exchange, consolidation, dissolution, liquidation, sale of all or substantially all of the assets of Delmar, proxy solicitation, or otherwise) in determining what is in the best interests of Delmar and its shareholders and in making any recommendation to its shareholders, give due consideration to all relevant factors, including but not limited to: the economic effect, both immediate and long term, upon Delmar’s shareholders, including shareholders, if any, not to participate in the transaction; the social and economic effect on the employees, depositors and customers of, and others dealing with, Delmar and its subsidiaries and on the communities in which Delmar and its subsidiaries operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of Delmar; whether a more favorable price could be obtained for Delmar’s stock or other securities in the future; the reputation and business practices of the offeror and its management and affiliates as they would affect the employees of Delmar and its subsidiaries; the future value of the stock or any other securities of the Delmar; and any antitrust or other legal and regulatory issues that are raised by the proposal. Further, Delmar’s articles of incorporation provide that if the board of directors determines that an offer should be rejected, it may take any lawful action to defeat such transaction, including, but not limited to, any or all of the following: advising shareholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of Delmar; selling or otherwise issuing authorized but unissued stock or granting options with respect thereto, acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and obtaining a more favorable offer from another individual or entity.

ITEM 5.  Interest of Named Experts and Counsel.

Not applicable.

ITEM 6.  Indemnification of Directors and Officers

Delmar Articles of Incorporation and Bylaws, as amended, each provide that Delmar shall indemnify its directors and officers, including the advancement of expenses, to the fullest extent permitted under the General Laws of the State of Maryland,.  Section 2-418 of the Maryland Code, Corporations and Associations (“Maryland Code”), provides that a corporation may indemnify directors and officers against liabilities they may incur in such capacities unless it is established that: (a) the director’s act or omission was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; or (b) the director actually received an improper benefit; or (c) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Indemnification may be against judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, actually incurred by the director in connection with the proceeding. However, if the proceeding was a proceeding by or in the right of the company, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged liable to the company. In addition, no indemnity is permitted to a director with respect to any proceeding charging improper personal benefit, whether or not involving action in the director’s official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

The Maryland Code provides that a director who has been successful in the defense of a proceeding shall be indemnified against reasonable expenses incurred in connection with the proceeding. The provision also permits the advancement of reasonable expenses if the director affirms in writing that in the director’s good faith belief, the director has met the applicable standard of conduct necessary for indemnification and undertakes to repay the amount if it is ultimately determined that the director has not met the standard of conduct necessary for indemnification. Officers, employees and agents of Delmar may be indemnified by Delmar to the same extent as directors.

The Maryland Code provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification may be entitled under, among other things, any bylaw or charter provision, or resolution of stockholders or directors, agreement, or otherwise.

Delmar Articles of Incorporation and Bylaws also provide that to the fullest extent permitted by Maryland law, no director or officer of the company shall be personally liable to the company or its shareholders for money damages.

ITEM 7.  Exemption From Registration Claimed.

As no restricted securities are to be reoffered or resold pursuant to this registration statement, this item is inapplicable.

ITEM 8.  Exhibits.

Exhibit Number	Description

4.1	Liberty Bell Bank 2004 Incentive Stock Option Plan (1)
4.2	Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (2)
5.1	Opinion of Buckley LLP
23.1	Consent of Buckley LLP, included in Exhibit 5.1
23.2	Consent of TGM Group LLP

(1)                                 Incorporated by reference to Exhibit 10.9 to Pre-Effective Amendment No. 1 to Delmar’s Registration Statement on Form S-4 (Registration No. 333-230599) filed on May 10, 2019.

(2)                                 Incorporated by reference to Exhibit 10.10 to Pre-Effective Amendment No. 1 to Delmar’s Registration Statement on Form S-4 (Registration No. 333-230599) filed on May 10, 2019.

ITEM 9.  Undertakings.

The Registrant hereby undertakes:

(1)                                 to file, during any period in which offers or sells are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by section 10(a)(3) of the Act;

(ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to the Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)                                 that, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 to remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salisbury, State of Maryland on this 13th day of March, 2020.

DELMAR BANCORP

By:	Lloyd B. Harrison, III
Name: Lloyd B. Harrison, III
Title: Chief Executive Officer

In accordance with the requirements of the Securities Act, this report has been signed below by the following persons on behalf of the registrant  and in the capacities and on the dates indicated.

Name	Position	Date

/s/ Mona D. Albertine	Director	March 13, 2020
Mona D. Albertine

/s/ John W. Breda	President & Chief Operating Officer,	March 13, 2020
John W. Breda	Director

/s/ Mark L. Granger	Director	March 13, 2020
Mark L. Granger

/s/ Lloyd B. Harrison, III	Chief Executive Officer & Director	March 13, 2020
Lloyd B. Harrison, III	(Principal Executive Officer)

	Vice Chairman of the Board of Directors	March 13, 2020
John A. Janney

/s/ Kenneth R. Lehman	Director	March 13, 2020
Kenneth R. Lehman

/s/ George P. Snead	Director	March 13, 2020
George P. Snead

	Director	March 13, 2020
James A. Tamburro

/s/ Jeffrey F. Turner	Chairman of the Board of Directors	March 13, 2020
Jeffrey F. Turner

/s/ Robert C. Wheatley	Director	March 13, 2020
Robert C. Wheatley

/s/ J. Adam Sothen	Chief Financial Officer	March 13, 2020
J. Adam Sothen	(Principal Financial Officer)

/s/ Elizabeth Eicher Holland	Chief Accounting Officer	March 13, 2020
Elizabeth Eicher Holland	(Principal Accounting Officer)